SSLJ.com Limited Announces Changes to Board Composition

WUHAN, China, August 29, 2018 /PRNewswire/ — SSLJ.com Limited (the “Company” or “SSLJ”) (NASDAQ: SSLJ), a vertically integrated online-to-offline (“O2O”) home improvement service and product provider in the People’s Republic of China (“PRC”), today announces changes to its Board of Directors (the “Board”).

The Company today announces that Mr. Ren Zhang and Ms. Yanping Li have each resigned his or her position as a member of the Board, effective August 28, 2018, for personal reasons. The Company is pleased to announce that the Board has appointed Jun Huang, Yingxue Wang, Tay Sheve Li, and Zijian Wu as members of the Board.

Mr. Jun Huang has held a variety of positions including as Vice-Chairman of Southwest University Democratic National Construction Association, Professor of Economics at Southwest University College of Economics and Management and Research Fellow at Tsinghua University Deren Joint Research Center.

Ms. Yingxue Wang, age 54, has over 30 years of experience in finance, auditing and corporate management. Ms. Wang, a certified public accountant, has served as the senior project audit manager of Beijing Zhongmin Jiande accounting firm since 2008. From 2006 to 2008, Ms. Wang served as the presiding officer and director of the audit department of Beijing Zhongjinyang tax agent firm. From 1985 to 2005, Ms. Wang served as head of the accounting and finance department of the Quality Measurement and Research Institute of Liaoning Province. Ms. Wang holds a bachelor’s degree in economic management from Correspondence College of Renmin University.

Ms. Sheve Li Tay, age 46, has over 23 years of experience in finance, accounting and corporate management. Ms. Tay serves on the board of directors at China 33 Media Group Ltd., a company listed on the GEM of HKEX, and at China Internet Nationwide Financial Services, Inc., a company listed on Nasdaq. Ms. Tay previously served as an independent director at Grand Concord International Holdings Ltd. Ms. Tay also served as the President of Finance and Capital Management at Centron Telecom International Holding Ltd., and as a senior manager at Ernst & Young (China). Ms. Tay is a member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Ms. Tay holds a bachelor’s degree from the University of Strathclyde, and a master’s degree from the University of Western Sydney.

Mr. Zijian Wu, age 23, has served as the legal representative of Lianrong (Shanghai) Equity Investment Fund Co., Ltd., since April 2018. Mr. Wu holds a bachelor’s degree from China National Overseas University.

The Company deems Mr. Huang, Ms. Wang and Ms. Tay to be independent directors under Nasdaq rules.

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides clients with a convenient, full-service, one-stop solution for its homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi’an. For more information, please visit www.sslj.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

SSLJ.com Limited

Email: ir@sslj.com